August 22, 2025

Suren Ajjarapu
Chief Executive Officer
IWAC Holding Co Inc.
59 N. Main Street
Florida, NY 10921

Binson Lau
Chief Executive Officer
Btab Ecommerce Group, Inc.
Angel Place Level 17
123 Pitt Street
Sydney, NSW 2000 Australia

       Re: IWAC Holding Co Inc.
           Registration Statement on Form S-4
           Filed July 29, 2025
           File No. 333-289035
Dear Suren Ajjarapu and Binson Lau:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed July 29, 2025
Proposal Two -- Domestication Proposal, page 101

1. We note your response to prior comment 3; however it does not appear that you have included the securities to be registered in connection with the Domestication Proposal on the Filing Fee Table filed as Exhibit 107. Please revise.
 August 22, 2025
Page 2
Description of negotiation process with Btab, page 117

2. We note your response to prior comment 9. Please revise the prospectus to include your response, specifically that the LOI was signed before the conflict was disclosed. Please provide this information in a related Question and Answer as well.
Sponsor Handover, page 117

3. We note your amended disclosure in response to prior comment 6. Please revise to quantify the amounts discussed here.
Recommendation of the Board and Reasons for the Business Combination, page 120

4. We note your amended disclosure in response to prior comment 10. Please revise to state that Mr. Lau voted on the transaction while serving as the Chair of the IWAC
       Board and simultaneously Chief Executive Officer of Btab.
Comparable Company Analysis, page 149

5. We note your amended disclosure in response to prior comment 17, including your references to certain schedules that The Mentor Group relied upon. However, it does not appear that the content of these schedules are available in this section or Annex G, which contains the Fairness Opinion of the Mentor Group. Please revise to provide such schedules.
Btab's Business, page 189

6.     We note your response to prior comment 18 and we reissue our comment. We note
       you discuss certain measures or amounts as of fiscal year 2023. For example, on page
       189 you state "[o]ur Australia Third-Party Produced Furniture and Home Goods
       segment, representing approximately 17% of our Fiscal 2023 net revenues, and primarily consists of sales of furniture and home goods products produced by third
       party suppliers through T E Wang Pty Ltd (   TE   )." You also discuss
certain industry
       information as of 2023 such as on page 190 you state, "[i]n 2023, Hong
Kong
       imported $24 billion in food and agricultural products, including $1.69 billion from the United States (USDA)." Please revise here and throughout the filing to update for fiscal year 2024, as applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 22, 2025
Page 3

       Please contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Jessica Yuan
      Andrew M. Tucker